UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9
(Amendment No. 5)
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CIRCOR INTERNATIONAL, INC.

(Name of Subject Company)

CIRCOR INTERNATIONAL, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

17273K109

(CUSIP Number of Class of Securities)

Scott A. Buckhout

President and Chief Executive Officer

CIRCOR International, Inc.

30 Corporate Drive, Suite 200

Burlington, MA 01803

(781) 270-1200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:

Tara M. Fisher
Paul M. Kinsella

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

(617) 951-7000

☐           Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introductory Note

This Amendment No. 5 amends the Solicitation/Recommendation Statement on Schedule 14D-9 of CIRCOR International, Inc., a Delaware corporation (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2019 (as amended, the “Schedule 14D-9”), relating to the unsolicited tender offer by Crane Co., a Delaware corporation, through its wholly owned subsidiary, CR Acquisition Company, a Delaware corporation, to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price of $48.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (as amended, the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference and, except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used in this Amendment No. 5 without definition have the respective meanings set forth in the Schedule 14D-9.

This Amendment No. 5 is being filed solely to revise Item 5 of the Schedule 14D-9 in response to a comment received from the Staff of the SEC.

Item 5.       Persons/Assets, Retained, Employed, Compensated or Used.

In Item 5 of the Schedule 14D-9, the first and second full paragraphs are hereby amended and restated in their entirety to read as follows:

Pursuant to a letter agreement dated as of May 15, 2019, as amended on June 21, 2019, the Company has retained J.P. Morgan as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Board selected J.P. Morgan based on its qualifications, expertise, reputation and knowledge of the industry in which the Company operates and its familiarity with the business and affairs of the Company. The Company has agreed to pay J.P. Morgan customary fees consisting of (i) a nonrefundable, quarterly retainer payable for four (4) quarters and (ii) an advisory fee. The quarterly retainer fee is credited against the advisory fee. In addition, the Company has agreed to offer J.P. Morgan the right to act as financial advisor for a sale transaction that it pursues within twelve (12) months from the date of the engagement letter, including a negotiated transaction with Crane. If J.P. Morgan agrees to such engagement, the parties intend to negotiate customary fee provisions based on fees paid to financial advisors in similar transactions. Such fee would not be lower than that payable by the Company to any other financial advisor. The advisory fee will be credited against any such future sale transaction fee. The Company expects that, to the extent payable, any such future sale transaction fee would be significantly greater than the advisory fee payable under the letter agreement. In addition, the Company has agreed to reimburse J.P. Morgan for its reasonable expenses in connection with its engagement, subject to a customary cap, and to indemnify J.P. Morgan against certain liabilities relating to or arising out of the engagement.

Pursuant to a letter agreement dated as of June 15, 2019, the Company has retained Evercore as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Board selected Evercore based on its qualifications, expertise, reputation and relevant experience. The Company has agreed to pay Evercore customary fees including a nonrefundable, quarterly advisory fee payable for six (6) quarters. In addition, the Company has agreed to offer Evercore the right to act as a financial advisor for a sale transaction that it determines to undertake within twelve (12) months of Evercore’s engagement under the letter agreement, including a negotiated transaction with Crane. If Evercore agrees to such engagement, the parties intend to negotiate customary fee provisions based on fees paid to financial advisors in similar transactions. Such fee would not be lower than that payable by the Company to any other financial advisor. The advisory fee payable under the letter agreement will be credited against any future sale transaction fee. The Company expects that, to the extent payable, any such future sale transaction fee would be significantly greater than the advisory fee payable under the letter agreement. In addition, the Company has agreed to reimburse Evercore for its reasonable expenses in connection with its engagement, subject to a customary cap, and to indemnify Evercore against certain liabilities relating to or arising out of the engagement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CIRCOR INTERNATIONAL, INC.

	By:	/s/ Scott A. Buckhout
Scott A. Buckhout
President and Chief Executive Officer

Dated: July 18, 2019